                               Exhibit 99.2

                   PRIOR YEAR 2000 READINESS DISCLOSURES


Each of the following statements previously made by the Corporation is being designated as "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. These prior Year 2000 Readiness Disclosures were based in part upon and repeated information provided by the Corporation's customers, suppliers and other third parties without independent verification by the Corporation. These prior Year 2000 Readiness Disclosures are superseded by the Year 2000 Readiness Disclosure in the Quarterly Report on Form 10-Q for the period ended September 30, 1998.

QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 1998

YEAR 2000
Old Kent has completed an analysis of its needs for mainframe and centrally controlled systems to be able to deal with the advent of the year 2000. Diagnosis, reprogramming and other remedies are expected to result in expenditures of approximately $12 million, over the two years ended December 31, 1999. For the six months ended June 30, 1998, approximately $3.0 million of these expenses were expensed by Old Kent. As of June 30, 1998, Old Kent's management believes that renovation is more than 50% complete, that all "critical" software components expected to be needed to accommodate the year 2000 conversion have been acquired, but that installation and testing will still be required.

QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 1998

YEAR 2000
Old Kent has completed an analysis of its needs for its mainframe and centrally controlled systems to be able to deal with the advent of the year 2000. Diagnosis, reprogramming and other remedies are expected to result in expenditures of approximately $12 million, over the two years ended December 31, 1999. As of March 31, 1998, Old Kent's Management believes that renovation is more than 50% complete.

1997 ANNUAL REPORT, INCORPORATED BY REFERENCE IN
ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997

YEAR 2000 ISSUES
The Corporation is currently in the process of addressing a significant issue facing all users of automated information systems. The problem is that many computer systems that process transactions based on two digits representing the year of transaction may recognize a date using "00" as the year 1900 rather than the year 2000. The problem could affect a wide variety of automated information systems, such as mainframe applications, personal computers and communication systems, in the form of software failure, errors or miscalculations. By nature, the banking and financial services industries are highly dependent upon computer systems because of significant transaction volumes and a date dependency for interest measurements on financial instruments such as loans and deposits.

The Corporation initiated its Year 2000 analysis in early 1995. The assessment included an inventory of software applications, communications with third party vendors and suppliers, and certification of compliance from third party providers. The Corporation has a comprehensive written plan, which is regularly updated and monitored by technical personnel. Plan status is regularly reviewed by management of the Corporation and reported upon to the Board of Directors. The Company is now in active renovation, with 41% of such efforts completed as of December 31, 1997.

The Corporation will continue to assess the impact of the Year 2000 issue on the remainder of its computer-based systems and applications throughout 1998. The Corporation's goal is to perform tests of its systems and applications during 1998 and to have all systems and applications compliant with the century change by December 31, 1998, allowing adequate time for testing and system validation during 1999.

At December 31, 1997, the Corporation estimated it would spend approximately $1.2 million over the next two years to remediate its Year 2000 issues. These expenditures will primarily consist of personnel expense for staff dedicated to the effort, fees paid to third party providers of remedial services and other project related payments. It is the Corporation's policy to expense such costs as incurred. The Corporation may also invest in new or upgraded technology which has definable value lasting beyond 2000. In these instances, where Year 2000 compliance is merely ancillary, the Corporation may capitalize and depreciate such an asset over its estimated useful life.

In addition to reviewing its own computer operating systems and applications, the Corporation has initiated formal communications with its significant suppliers (operating risk) and large customers (credit risk) to determine the extent to which Old Kent is vulnerable to those third parties' failure to resolve their own Year 2000 issues. There is no assurance that the systems of other companies on which the Corporation's systems rely will be timely covered. If such modifications and conversions are not made, or are not completed timely, the Year 2000 issue could have an adverse impact on the operations of the Corporation.

Based on currently available information, management does not presently anticipate that the costs to address the Year 2000 issues will have a material adverse impact on the Corporation's financial condition, results of operations, or liquidity.

The costs of the project, the date on which the Corporation believes it will complete the Year 2000 modifications, and the related risk exposures are based on management's best estimates. There can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated. Specific factors that might cause differences include, but are not limited to, the ability of other companies on which the Corporation's systems rely to modify or convert their systems to be Year 2000 compliant, the ability to locate and correct all relevant computer codes, and similar uncertainties.


QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 1997

YEAR 2000
Old Kent has completed an analysis to assure that its mainframe and centrally controlled systems are able to deal with the advent of the year 2000. Diagnosis, reprogramming and other remedies are expected to result in expenditures of $6-12 million, over the three years ended December 31, 1999.